September 21, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Kei Ino, Donald Abbott and Mike Rosenthall

RE:	Select Medical Holdings Corporation Amendment No. 9 to the Registration Statement on Form S-1 File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 9 (“Amendment No. 9”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”). In order to aid the staff of the Commission in its review, we include a marked copy of Amendment No. 9 showing changes made from Amendment No. 8 to the Registration Statement filed by the Company on September 18, 2009.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2239. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Ross S. Hurwitz
Ross S. Hurwitz

cc:	Richard D. Truesdell, Jr., Esq. Michael E. Tarvin, Esq. Carmen J. Romano, Esq. Stephen M. Leitzell, Esq.